EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Belk, Inc.:
We consent to the incorporation by reference in the registration statements (No. 333-103762 and 333-167285) on Form S-8 of Belk, Inc. of our reports dated April 12, 2011, with respect to the consolidated balance sheets of Belk, Inc. and subsidiaries as of January 29, 2011 and January 30, 2010, and the related consolidated statements of income, changes in stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 29, 2011, and the effectiveness of internal control over financial reporting as of January 29, 2011, which reports appear in the January 29, 2011 annual report on Form 10-K of Belk, Inc.
/s/ KPMG LLP
Charlotte, North Carolina
April 12, 2011